Supplement to Prospectus Supplement dated September 26, 2005 to Prospectus Dated August 29, 2005

$2,790,875,200
(Approximate)
Mortgage Pass-Through Certificates, Series 2005-AR6

GSR Mortgage Loan Trust 2005-AR6
Issuing Entity
GS Mortgage Securities Corp.
Depositor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Wells Fargo Bank, N.A.
Servicer

This is a supplement to the prospectus supplement dated September 26, 2005 (the “Prospectus Supplement”) to the prospectus dated August 29, 2005 relating to the GSR Mortgage Loan Trust 2005-AR6 Mortgage Pass-Through Certificates, Series 2005-AR6.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

•	The Risk Factor entitled “Geographical Concentration May Increase Risk of Loss” on page S-23 of the Prospectus Supplement is amended by adding the following:

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Goldman, Sachs & Co.
The date of this supplement is September 12, 2007

Any concentration of the mortgage loans in a region may present risk considerations in addition to those generally present for similar mortgage-backed securities without that concentration. This may subject the mortgage pool to the risk that a downturn in the economy in this region of the country would more greatly affect the mortgage pool than if the mortgage pool were more diversified.

Because of the relative geographic concentration of the mortgaged properties within California, losses on the mortgage loans may be higher than would be the case if the mortgaged properties were more geographically diversified. For example, some of the mortgaged properties may be more susceptible to certain types of special hazards, such as earthquakes, hurricanes, floods, fires and other natural disasters and major civil disturbances, than residential properties located in other parts of the country.

In addition, the economy of California may be adversely affected to a greater degree than the economies of other areas of the country by certain regional developments. If the residential real estate markets in an area of concentration experience an overall decline in property values after the dates of origination of the respective mortgage loans, then the rates of delinquencies, foreclosures and losses on the mortgage loans may increase and the increase may be substantial.

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the seller or the servicer that impair the issuing entity's ability to realize on those loans. See "—Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses" below.

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•	The following Risk Factors are added to the Prospectus Supplement:

Increased Use of New Mortgage Loan Products by Borrowers May Result in Decline in Real Estate Values Generally
In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. There is little historical data with respect to these new mortgage loan products. Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic conditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed anticipated levels. In that event, the securities, and your investment in the securities, may not perform as you anticipate.

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

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The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some other cases, such deterioration has caused certain loan originators to cease operations. Any such deterioration could adversely affect the ability of the seller to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans. The inability of the seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by loan originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many loan originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market. In addition, some sources have reported that default rates on Alt-A and other subprime mortgage loans have recently increased above the rates experienced on subprime mortgage loans.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either the deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

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A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions. In the future one or more additional states, governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to the servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with the seller and servicer.

In taking any actions or engaging in other transactions with the seller, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, loans originated or sold by the seller that are not included in the issuing entity, and may seek to enforce against the seller any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to the seller, and may seek to enforce remedies against the seller if an event of default occurs in respect of that financing. Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with the seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against the seller on behalf of the issuing entity or with respect to loans included in the issuing entity.

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The Seller May Not Be Able to Repurchase Defective Mortgage Loans
The seller has made various representations and warranties related to the mortgage loans sold by it. Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If the seller fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then the seller would be required to repurchase, or substitute for, the defective mortgage loan. The inability of the seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur.

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